SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number 333-26965

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Commerce Bancorp, Inc. 401(K) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Commerce Bancorp, Inc.
1701 Route 70 East
Cherry Hill, NJ 08034-5400
(856) 751-9000

Commerce Bancorp, Inc. 401(k) Retirement Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2005 and 2004

Report of Independent Auditors

Board of Directors

Commerce Bancorp, Inc.

We have audited the accompanying statements of assets available for benefits of the Commerce Bancorp, Inc. 401(k) Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
June 23, 2006

Commerce Bancorp, Inc. 401(k) Retirement Plan

Statements of Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value	$213,069,654	$195,721,040
Employer contributions receivable	1,499,461	912,832
Assets available for benefits	$214,569,115	$196,633,872

See accompanying notes.

Commerce Bancorp, Inc. 401(k) Retirement Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2005	2004

Additions:
Contributions:
Participant	$15,462,202	$12,078,886
Employer match	5,699,784	3,327,307
Rollovers and transfers in from other plans	2,740,344	2,382,876
Total contributions	23,902,330	17,789,069

Investment income:
Net appreciation in fair value of investments	10,505,757	29,334,318
Interest and dividends	3,440,722	1,954,460
Total investment income	13,946,479	31,288,778
Total additions	37,848,809	49,077,847

Deductions:
Benefits paid directly to participants	19,918,658	17,418,962
Other	(5,092)	380,000
Total deductions	19,913,566	17,798,962

Net increase in assets available for benefits	17,935,243	31,278,885

Assets available for benefits:
Beginning of year	196,633,872	165,354,987
End of year	$214,569,115	$196,633,872

See accompanying notes.

Commerce Bancorp, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2005

1.	Description of Plan

The following description of the Commerce Bancorp, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1997, is a defined contribution plan covering all eligible employees of Commerce Bancorp, Inc. (the Company) who have at least six months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2002, the Commerce Bancorp, Inc. Employee Stock Ownership Plan (ESOP) was merged with and into the Commerce Bancorp, Inc. 401(k) Retirement Plan to allow for greater administrative efficiencies. The net assets of the former ESOP are nonparticipant-directed and are maintained in a separate account (the ESOP Account) for each participant in accordance with the Plan.

Contributions

Each year, participants may contribute pretax annual compensation as defined in the Plan up to maximum IRS limitations. Participants may also contribute amounts representing distributions from other qualified retirement plans. The Company may, but is not obligated to, contribute a matching contribution for the plan year as determined by the board of directors. In 2005 and 2004, the Company provided a matching contribution equal to the employee contribution up to a maximum of 2.5% of the employee’s salary. Contributions are subject to certain limitations.

Participants may direct employer and employee contributions in any of various fund options offered by the Plan or they may elect to open accounts that allow self-directed investments.

Commerce Bancorp, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Participant Accounts

Each participant’s 401(k) account is credited with (a) the participant’s contributions; (b) Company’s contributions; (c) Plan earnings; and (d) is charged with an allocation of administrative expenses if any costs are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. Forfeitures of Company matching contributions arising from breaks in service experienced by participants with less than fully vested interests in the Plan shall be applied as promptly as possible to reduce Company matching contributions. Forfeited employer’s contributions of approximately $277,000 and $212,100 were used to offset matching employer contributions and administrative costs paid in 2005 and 2004, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Each participant’s ESOP Account is credited with an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. When a participant terminates employment or otherwise suffers five (5) consecutive breaks in service (fewer than 501 hours of service worked per year), all or a portion of his or her nonvested interest may be forfeited. Effective January 1, 2004, the Company amended the Plan to allow the amount forfeited to be used to reimburse the Company for administrative expense incurred by the Plan or to reduce Company matching contributions. Shares totaling 23,077 and 20,498 were forfeited in 2005 and 2004, respectively. Proceeds from the sale, approximately $1.3 million in 2004 and $752,000 of 2005 forfeitures, which were received by the Plan in 2006, were used to reduce the employer match contributions and to offset administrative costs. Prior to January 1, 2004, amounts forfeited were reallocated among the accounts of the remaining participants as though the forfeited amounts were employer contributions.

Vesting

Participants are immediately vested in their contributions and all investment earnings thereon that have been allocated to their accounts.

1.	Description of Plan (continued)

Vesting (continued)

Participants vest in the Company matching contributions (if any) based on the following:

Participant’s Years of Service	Vested Percentage

Less than 2	None
2 but fewer than 3	20%
3 but fewer than 4	40%
4 but fewer than 5	60%
5 but fewer than 6	80%
6 years or more	100%

Loans

Participants may borrow funds from the Plan subject to requirements of the Plan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Benefits are payable upon retirement, death, disability, or termination of employment. Benefits are distributed to the participant or beneficiary in a lump-sum payment as provided in the provisions of the Plan. Included in assets available for benefits at December 31, 2005 is $429,000 which represents amounts due to participants who have requested withdraws. There was no such amount at December 31, 2004.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any previously unvested Company contributions.

1.	Description of Plan (continued)

Administrative Costs

Administrative costs of the Plan are paid by the Company, unless the Company elects to have such costs paid by the Plan. Administrative costs totaling $420,000 and $380,000 were paid by the Company in 2005 and 2004, respectively. For 2005 and 2004, no administrative costs were paid by the Plan.

2.	Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value which is based on net asset value of shares on the last business day of the plan year for mutual funds and the last available quoted market price for shares of common stock and debt securities. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average historical cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Investments

The Plan’s mutual funds, the Commerce Bancorp, Inc. Common Stock and the majority of self-directed accounts are administered by Fidelity Investments. The remaining self-directed accounts are administered by Janney Montgomery Scott. At December 31, 2004, the pooled accounts were administered by Nationwide Life Insurance Company. During the years ended December 31, 2005 and 2004, the Plan’s investments appreciated in fair value as follows:

3.	Investments (continued)

	Year ended December 31
	2005	2004

Mutual funds	$2,594,418	$-
Pooled accounts	-	3,878,448
Commerce Bancorp, Inc. Common Stock	9,154,816	21,847,860
Other	(1,243,477)	3,608,010
	$10,505,757	$29,334,318

Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31
	2005	2004

Commerce Bancorp, Inc. Common Stock (includes $98.8 million and $93.6 million in 2005 and 2004, respectively, in nonparticipant-directed accounts)	$136,756,746	$135,648,889
American Funds Growth Fund	14,354,488	-
Spartan Market Index	13,271,342	-
Provident Domestic Aggressive Fund	-	10,130,573

4.	Nonparticipant-Directed Investments

Nonparticipant-directed investments are the investments in Commerce Bancorp, Inc. common stock previously owned by the ESOP, which were merged into the Plan effective January 1, 2002. Information about the nonparticipant-directed investments in the common stock of the Company and the significant components of changes in those investments is as follows:

	2005	2004

Investments, at fair value at January 1	$93,585,094	$81,022,890
Dividend income	1,278,904	1,150,004
Net appreciation in fair value	6,433,864	17,079,498
Distributions to participants	(2,498,808)	(4,379,859)
Forfeited shares and dividends	-	(1,287,439)
Investments, at fair value at December 31	$98,799,054	$93,585,094

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain the qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6.	Transactions with Parties-in-Interest

The Plan held 3,963,745 and 2,101,145 shares of the common stock of the Company at December 31, 2005 and 2004, respectively. The Plan held 7,000 shares of Commerce Capital Trust II preferred shares at December 31, 2004. During September 2005, each outstanding Commerce Capital Trust II security was redeemed and converted into 1.8956 shares of the Company’s common stock.

During 2005 and 2004, the Plan received $1,770,416 and $1,691,028, respectively, in dividends from the Company.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

8.	Subsequent Events

In December 2005, the Company acquired Palm Beach County Bank based in West Palm Beach, Florida. In February 2006, the Company completed the acquisition of eMoney Advisors, Inc. As a result, approximately $2.1 million in assets were transferred into the plan during 2006.

Supplemental Schedule

Commerce Bancorp, Inc. 401(k) Retirement Plan

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of issue, borrower, lessor or similar party	Description	Current value
	Mutual Funds
	American Century INF-ADJ Bond	Shares of an investment company	$ 4,313,727
	Baron Partners Fund	Shares of an investment company	1,680,340
	Stock Liquidity Fund	Shares of an investment company	7,245
	Spartan Market Index	Shares of an investment company	13,271,342
	Goldman Sachs Mid Cap Value A	Shares of an investment company	3,757,995
	Columbia Acorn	Shares of an investment company	577,984
	MFS Value	Shares of an investment company	19,310
	Davis NY Venture	Shares of an investment company	3,833,002
	Oppenheimer Main St Sm Cap-N	Shares of an investment company	1,075,502
	PIMCO Total Return R	Shares of an investment company	4,315,848
	AM Funds EURO Pacific R3	Shares of an investment company	5,218,891
	American Funds Growth Fund	Shares of an investment company	14,354,488
	Mutual Discovery A	Shares of an investment company	6,458,661
	Vanguard Index Ext Market	Shares of an investment company	89,762
	Gartmore Morley Stable Value	Shares of an investment company	10,360,554
	Total Mutual Funds	Shares of an investment company	69,334,651
	Common Stock
†*	Commerce Bancorp, Inc. (nonparticipant-directed)	Shares of common stock	98,799,054
*	Commerce Bancorp, Inc. (participant-directed)	Shares of common stock	36,101,169
*	Commerce Bancorp, Inc. (self-directed)	Shares of common stock	1,856,523
	Total Common Stock		136,756,746

	Self-directed investments		6,309,103
	Loans receivable from participants	Interest rates ranging from 5.00% to 10.50%	669,154
			$213,069,654

*	Party-in-interest to the Plan.

†	The cost associated with the nonparticipant-directed shares is $9,632,260.

“Cost” is not required for participant-directed investments.